Exhibit 99.2

RECON TECHNOLOGY, LTD

Room 601, No. 1 Shui’an South Street

Chaoyang District, Beijing, 100012

People’s Republic of China

+86 (10) 8494-5799

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Use the Internet to transmit your voting instructions and for electronic delivery of information up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you access the web site and follow the instructions to obtain your records and to create an electronic voting instruction form.

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Use any touch-tone telephone to transmit your voting instructions up until 11:59 p.m. Eastern Time the day before the cut-off date or meeting date. Have your proxy card in hand when you call and then follow the instructions.

VOTE BY MAIL

Mark, sign and date your proxy card and return it in the postage-paid envelope we have provided or return it to Vote Processing, c/o Broadridge, 51 Mercedes Way, Edgewood, NY 11717.

The Board of Directors recommends a vote FOR the director nominees and FOR Proposals 2, 3, 4, 5, 6, and 7.

1.              To elect the Class II nominees named in the attached proxy statement to serve on the Board of Directors until the Annual Meeting of Shareholders for the fiscal year ending June 30, 2026 or until their successors are duly elected and qualified;

1a.	Nelson N.S. Wong	For	Against	Abstain

1b.	Jijun Hu	For	Against	Abstain

2.              To ratify the appointment of Enrome LLP as the Company’s independent registered public accounting firm for our fiscal year ending June 30, 2024.

For	Against	Abstain

3.              To approve as a special resolution that every [TBD] Class A Ordinary Shares of a nominal or par value of US$0.0925 (including issued and unissued Class A Ordinary Shares) be consolidated into 1 Class A Ordinary Share with a nominal or par value of US$[TBD] at a ratio of between 1:15 and 1:40, in such number as recommended by the Board and approved by the shareholders (“ Share Consolidation”), and the authorized share capital amended accordingly.

4.              To resolve as a special resolution that the authorized share capital be further amended immediately following the Share Consolidation becoming effective, as follows (although to be determined and confirmed at the AGM) (“Amendment”)

From: US$53,650,000 divided into [TBD] Class A Ordinary Shares of a nominal or par value of US$[TBD] each, and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each,

To: US$58,000 divided into 500,000,000 Class A Ordinary Shares of a nominal or par value of US$0.0001 each and 80,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0001 each,

by: first, the creation of [TBD] Class A Ordinary Shares of a nominal or par value of US$0.0925 and 60,000,000 Class B Ordinary Shares of a nominal or par value of US$0.0925 each, each having the rights and subject to the restrictions set out in the Fourth Amended and Restated Memorandum and Articles of Association (“Fourth M&AA”) adopted pursuant to the resolutions below, second a subdivision of all shares at a ratio of [TBD] such that each Class A Share of US$[TBD] par value shall become [TBD] Shares with a par value of US$0.0001 each, and each Class B Share shall become [TBD] Shares with a par value of US$0.0001 each, and third, a capital reduction whereby [TBD] authorized but unissued Class A Shares and [TBD] authorized but unissued Class B Shares are cancelled; and that as a result of the Amendment, each Member shall retain that number of Class A Ordinary Shares and/or Class B Ordinary Shares held in their name, as adjusted to account for the Share Consolidation and subsequent Amendment.

For	Against	Abstain

5.              To resolve as a special resolution that the Company’s memorandum and articles of association be amended and restated by way of adopting the Fourth M&AA to reflect each of first, the Share Consolidation and second, the Amendment and third, any consequential changes as a result of the Share Consolidation and Amendment, in substitution for and to the exclusion of the current memorandum and articles of association of the Company.

For	Against	Abstain

6.               To resolve as an ordinary resolution the 2024 Equity Incentive Plan is approved and that the Company be and is hereby authorized to enter into any agreements and issue any shares in accordance with the 2024 Equity Incentive Plan.

For	Against	Abstain

7.               To resolve as an ordinary resolution that the Company’s registered office service provider and/or registered transfer agent (as applicable) be authorized and instructed to update the Company’s registers and to file the Fourth M&AA with the Registrar of Companies for and on behalf of the Company.

For	Against	Abstain

8.               To transact any other business properly coming before the meeting.

For	Against	Abstain

Please sign exactly as your name(s) appear(s) hereon. When signing as attorney, executor, administrator, or other fiduciary, please give full title as such. Joint owners should each sign personally. All holders must sign. If a corporation or partnership, please sign in full corporate or partnership name by authorized officer.

RECON TECHNOLOGY, LTD

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS

The undersigned, revoking all prior proxies, hereby appoints each of Mr. Shenping Yin, Ms. Jia Liu or either of them, with full power of substitution, as proxies to represent and vote all ordinary shares, of Recon Technology, Ltd (the “Company”), which the undersigned will be entitled to vote if personally present at the Annual Meeting of the Shareholders of the Company to be held on March 29, 2024 at 10:00 a.m. Beijing Time at Room 601, No. 1 Shui’an South Street, Chaoyang District, Beijing 100012, People’s Republic of China, upon matters set forth in the Notice of Annual Meeting of Shareholders, a copy of which has been received by the undersigned. Each Class A ordinary share is entitled to one vote, and each Class B ordinary share is entitled to fifteen votes. The proxies are further authorized to vote, in their discretion, upon such other business as may properly come before the meeting.

This proxy, when properly executed, will be voted as directed. If no direction is made, the proxy shall be voted FOR the listed nominees, FOR the ratification of Enrome LLP, FOR the approval of a special resolution to authorize the share consolidation of Class A Ordinary Shares only, FOR the approval of a special resolution to amend the authorized share capital, FOR the approval of a special resolution to adopt the Fourth Amended and Restated Memorandum and Articles of Association, FOR the authorization and instruction to the Company’s registered office service provider to update the Company’s registers and to file the Fourth Amended and Restated Memorandum and Articles of Association, and FOR to transact any other business as may properly come before the meeting.

Please check here if you plan to attend the Annual Meeting of Shareholders on March 29, 2024 at 10:00 a.m. Beijing Time.

(Continued and to be signed on Reverse Side)